

Mail Stop 4628

September 7, 2016

Tore Halvorsen
Director
TechnipFMC Limited
c/o Legalinx Limited
1 Fetter Lane
London, EC4A 1BR
United Kingdom

> **Re:** **TechnipFMC Limited**
> **Registration Statement on Form S-4**
> **Filed August 10, 2016**
> **File No. 333-213067**

Dear Mr. Halvorsen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 42

1. Because you are only soliciting the votes of holders of FMTCI shares on the basis of the disclosure provided in the proxy statement / prospectus, please clarify why you include risk factors (and other disclosures) that would be pertinent only to others, such as those who currently own Technip shares. If you retain risk factors like "The IRS may not agree that the Technip Merger is a tax-free reorganization" at page 48 and "Certain Technip stockholders will lose double voting rights" at page 50, please segregate them and include appropriate context to ensure that the reader is clear about the relevance of the disclosure to its particular circumstances as a holder of FMCTI shares. Another example is that portion of the last risk factor at page 43 that relates to risks to Technip if the Mergers are not completed.

Technip's prior work in Iran related to certain past project may be subject to U.S. sanctions…, page 71

2.   As you are aware, Iran is designated by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of past, current, and anticipated contacts with Iran by the business to be operated by TechnipFMC Limited after the proposed merger, whether through subsidiaries, affiliates, sub-contractors, or other direct or indirect arrangements. We are aware of recent news articles reporting that Technip is conducting and will conduct business in Iran, and identifying specific Iran projects in which Technip is involved. You should describe any products, components, technology or services the business to be operated by TechnipFMC has provided to Iran, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the Iranian government or entities it controls.

3.   Please discuss the materiality of any contacts with Iran you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

Unaudited Pro Forma Condensed Combined Financial Information, page 83

4.   We note you have identified Technip as the accounting acquirer for the merger transaction for financial statement reporting purposes under US GAAP. Please submit the analysis you performed in making this determination, including your consideration of all the facts and circumstances outlined in FASB ASC 805-10-55-12 and 55-13.

5.   In contrast, we understand you view the merger transaction as an acquisition of Technip by FMCTI for SEC reporting purposes. Please detail your rationale for identifying FMCTI as the reporting predecessor.

6.   Please tell us whether you will report in any jurisdiction that will require your financial statements to be prepared in accordance with International Financial Reporting Standards. If so, please tell us how you will account for the business combination under IFRS 3, specifically the identification of the acquirer.

7.   We note your unaudited pro forma financial information does not reflect pro forma adjustments to consolidate Forsys Subsea, the 50/50 joint venture between FMCTI and Technip due to (i) the joint venture's recent inception in 2015 and (ii) the fair value of Forsys Subsea being reflected in the exchange ratios, and thus in goodwill arising from the purchase accounting related to the Mergers.

Your reasons for excluding the pro forma adjustments to present Forsys Subsea as a consolidated subsidiary of the combined company are not clear. Please provide further support for the exclusion of these adjustments, or reflect the consolidation of Forsys Subsea within the pro forma financial information.

The Industry in Which Technip Operates, page 131

Market Environment, page 131

8.   You state that "in both the medium and long term" Technip expects its "growth drivers" to remain robust. Please clarify the time reference here. Also, please clarify what Technip considers to be its growth drivers considering the earlier disclosure in this section that in 2015 investment by oil companies in the upstream sector was significantly reduced. Moreover, under "Outlook for 2016" at page 148, you disclose Technip expects the slow rate of new orders particularly for offshore developments to persist due to the fact that the prolonged and harsh downturn has not ended.

9.   Clarify the time horizon during which Technip anticipates that oil and gas companies will restart their investments due to the natural depletion of their production. If this is within the "medium and long term" window, clarify what that means in terms of time. In this regard, we note your references to the IEA. Provide us with support for all statements that you attribute to the IEA.   We also note the earlier disclosure in this section about recent supply and demand fundamentals, namely that the recent decline in oil prices was a consequence of oversupply, mainly from a strong increase in U.S. production and a lack of constraints on production from OPEC, coupled with weak demand, largely due to reduced economic activity in China and other emerging countries.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Technip, page 145

Results of Operations of Technip by Segment, page 161

10.   We note your tabular disclosure of revenues and operating income/loss from recurring activities (OIFRA) after income/loss from equity affiliates, for the six months ended June 30, 2016, and June 30, 2015 (unaudited) and for the years ended December 31, 2015, 2014, and 2013, for each of Technip's business segments. However, you do not include a narrative discussion for any segment for the six months ended June 30, 2016, or for the six months ended June 30, 2015. Please revise to include a narrative discussion of Technip's results for these interim periods. See Item 5.A of Form 20-F.

The Mergers, page 171

Background of the Mergers, page 171

11.   Please provide us with the board books that each of the three identified financial advisors
        prepared and presented to the respective boards.

12.   We note that both parties prepared and exchanged non-public financial information with
        the other party or its advisors, and we note the disclosure that begins at page 201 in that
        regard. If there are additional projections, forecasts, or related updates that you have not
        yet presented, please revise the proxy statement/prospectus to disclose the additional
        material, non-public information that was exchanged.

FMCTI Reasons for the Mergers and Recommendation of the FMCTI Board, page 182

13.   You indicate that the board considered "results of an evaluation of Technip's
        Onshore/Offshore business segment, performed by an expert consultant." Identify the
        consultant, provide a consent and clarify whether this consultant was retained by Technip
        or FMCTI, and discuss the timing and the nature of the evaluation it performed. See Rule
        436 under Regulation C.

14.   We note that on May 16 and May 17, 2016, Mr. Pilenko and Mr. Pferdehirt had several
        calls regarding the final terms of the transaction and agreed on the final exchange ratio
        and resulting ownership percentages in the combined entity. Please discuss how the
        terms progressed during these conversations and over the course of the negotiations as a
        whole, identifying any material concessions that each party made in order to come to the
        final agreement in that regard. For example, we note that in the initial offer to Mr.
        Pilenko on November 19, Mr. Gremp and Mr. Pferdehirt proposed that Technip
        stockholders would receive a premium of 10% based on current trading prices.

Opinion of Evercore as Financial Advisor to FMCTI, page 187

15.   Please revise to disclose in more specific detail the criteria used to select the companies
        used in the Selected Publicly Traded Companies Analyses—Aggregate and —Sum of the
        Parts beginning on pages 192 and 195, respectively. If Evercore excluded or omitted any
        companies that met such criteria and were initially considered among the companies to be
        used in either analysis, please disclose this and briefly explain the reasons for the
        exclusion(s). This comment also applies to the summaries of the various analyses
        performed by Technip financial advisors in the disclosure which begins at page 210.

16.   Explain the reason(s) for the differences between the companies and lines of business
        (FMCTI) that Evercore used for comparable companies in its two Selected Publicly
        Traded Companies Analyses.

17.   Please revise to explain further what the "contribution analysis" entailed, clarifying how

Evercore used the actual data to "select" the referenced exchange ratio based upon "its experience and professional judgment."

FMCTI Unaudited Pro Forma Synergy Estimates, page 205

Unaudited Pro Forma Synergy Estimates for Topco, page 206

18.   Please describe the bases and assumptions that differentiate the "Base," "High," and "Low" Case Operating Cost synergies.

Opinions of Rothschild and Goldman Sachs as Financial Advisors to Technip, page 210

19.   Please disclose any material relationship that existed during the past two years and quantify any compensation received from Technip as a result. See Item 1015(b) of Regulation M-A and Item 4(b) of Form F-4.

Board of Directors and Management of Topco Following Completion of the Mergers, page 228

20.   Once known, please identify those selected for each of the referenced committees and provide all the disclosure that Item 401 of Regulation S-K requires with regard to the 14 members of the board and all of the executive officers. See Item 18(a)(7) of Form S-4.

Material U.S. Federal Income Tax Considerations, page 270

Tax Consequences of the FMCTI Merger to Holders of FMCTI Shares, page 274

Tax Consequences to U.S. Holders, page 274

21.   Please clarify the probability that based on the circumstances and the exchange ratios, the IRS' revenue ruling on "meaningful reduction" will result in individual U.S. holders of FMCTI having any distribution under Section 304 being taxable as a sale or exchange and not as a dividend.

Material U.K. Tax Considerations, page 280

22.   We note that you include information in the proxy statement / prospectus regarding the application of both foreign and U.S. tax provisions to U.S. holders of FMCTI shares. Therefore, rather than providing a "general guide" in this section and indicating at pages 11 and 28 that the receipt of Topco Shares pursuant to the Mergers "should not generally be subject to U.K. capital gains tax or corporation tax on chargeable gain," please provide an opinion of counsel on the material U.K. tax consequences. See Section III.A.2 (including footnote 40) of Staff Legal Bulletin No. 19 (CF), which is available at www.sec.gov/interps/legal/ cfslb19.htm.   Also, please ensure that your discussion of the material tax consequences does not include the type of disclaimer language that Section III.D.1 of SLB 19 indicates is not appropriate.

Annexes B and C-1 (Opinions of Evercore and Rothschild)

23.   The disclaimers which appear, respectively, at pages B-4 and C1-3 are inconsistent with the right of stockholders to rely on the fairness opinion. Please revise to eliminate the suggestion that third parties may not rely upon or use the opinion. Refer to the related guidance available at the following location: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm. Similarly, please revise the corresponding summary in the proxy statement / prospectus of all three opinions so that you need not refer the reader to the text of the fairness opinions for certain items, such as the procedures followed, that Item 1015(b) of Regulation M-A requires the summary to provide.

Exhibit 5.1 (Opinion of Counsel)

24.   The opinion indicates that it is rendered to TechnipFMC Limited "solely" for its benefit and that it "may not be relied upon by you for any other purpose, and, other than as set out above, may not be furnished to, or assigned to or relied upon by any other person, firm or entity for any purpose, without our prior written consent, which may be granted or withheld in our discretion." Please obtain and file a revised legal opinion that does not contain any limitation on reliance. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19 (CF), which is available at www.sec.gov/interps/legal/ cfslb19.htm.

25.   Counsel includes a number of assumptions in Schedule 1 for which the staff believes it instead should rely on its own investigation of the matter or upon an appropriate, corresponding representation by the company. Please obtain and file a revised opinion of counsel which does not retain any overly broad assumptions, such as those which currently appear as (d), (e), (f), and (g). See SLB 19 at Section II.B.3.a, which indicates in part that counsel should not include overly broad assumptions, that "assume away" the issue, or that "assume any of the material facts underlying the opinion or any readily ascertainable facts."

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Roderick O. Branch
        Latham & Watkins LLP